

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 26, 2017

Thomas N. Mahoney
Chief Executive Officer
Red Fish Properties, Inc.
106858 Hazelhurst Drive, #18541
Houston, TX 77043

> **Re:** **Red Fish Properties, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 30, 2017**
> **File No. 024-10702**

Dear Mr. Mahoney:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your business is virtually the same as the one that is being pursued by Red Fish Holdings, Inc., a company also controlled by Mr. Mahoney that filed and withdrew a Form S-1 and amendments thereto on February 19, 2016, and April 18, 2017, respectively. It appears that Red Fish Holdings remains an operative company incorporated in the state of Wyoming. Given this background, please address the following, or advise:

   - Expand the first risk factor on page 9 to highlight the conflict of interest that stems from Mr. Mahoney's involvement with Red Fish Holdings to the extent that you and Red Fish Holdings are concurrently pursuing the same business;
   - Revise the narrative disclosure on page 22 to clarify that Mr. Mahoney has been serving as not only the director but also the officer of Red Fish Holdings from August 2015 to present;
   - Revise your offering circular summary, description of business section, and related party section to disclose that Red Fish Holdings was the counterparty from which you

acquired your sole mobile application, Dessert Crush Saga, and the consideration, if any, that was exchanged; and

- File the agreement pursuant to which Dessert Crush Saga was acquired, as provided by Item 17.6 of Form 1-A or tell us why the agreement is not required.

2. You disclose in the forepart of the offering statement that it will only be qualified upon the order of the Commission "unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A." We note, however, that Rule 252(e) of Regulation A provides that an offering statement may be qualified "only at such date and time as the Commission may determine." Please revise.

3. We note your disclosure throughout the offering circular that you will be subject to the reporting requirements of the Exchange Act of 1934 upon qualification of this offering statement. In particular, your disclosure suggests that your common stock will be registered under Section 12(g) of the Exchange Act. Unless you seek registration by filing a Form 8-A, as provided by paragraph (a) of the General Instructions to that form, you will not be subject to the reporting obligations of the Exchange Act. Please clarify your intentions. If you determine not to file an 8-A, clarify that you will not be a fully reporting company and will instead be subject to the limited reporting obligations imposed by Rule 257(b) of Regulation A.

Cover Page

4. Your disclosure here and on page 3 indicates that this offering circular covers both a primary and secondary offering of shares of your common stock. On page 20, however, you disclose that there are no selling shareholders. In addition, you provide conflicting disclosure in Item 4 of Part I of the form, where you indicate that the proposed offering does not involve the resale of securities by affiliates of the issuer while also representing that a portion of the aggregate offering price is attributable to selling security holders. Please revise. In this regard, we also note that the legal opinion that has been filed as Exhibit 1A-12 opines that the shares to be issued and as already issued are and will be duly and validly issued, duly authorized, fully paid, and non-assessable.

5. You disclose that you will attempt to have your common stock quoted on the OTCQB market upon completion of this offering. In the fourth risk factor on page 8, the fourth risk factor on page 14, and the sixth risk factor on page 15, however, you disclose that you will seek quotation on the OTC Bulletin Board. In addition, your disclosures on page 3, in the third risk factor on page 14, and in the tenth risk factor on page 14 refer to FINRA as the operator of the OTCQB market when, as you correctly note here, OTC Markets Group, Inc., serves as such. Please revise.

6. Please disclose your mailing address, telephone number, and internet address here or in the offering circular summary. In this regard, it appears that you share a mailing address

and an internet address with the related Red Fish Holdings, Inc. (i.e., www.redfishholdings.net).

Management's Discussion and Analysis

Overview, page 6

7.   Your disclosure refers to operations for the period from February 28, 2017 (Inception) through February 28, 2018. Please revise to refer to the period through February 28, 2017 consistent with the period of the financial statements.

Description of Business

Intellectual Property, page 17

8.   You state that you have no intellectual property besides the use of your trade name. It appears, however, that your mobile application, Dessert Crush Saga, qualifies as such. Please revise or advise.

Properties, page 17

9.   Please revise to disclose information regarding the property located in Houston, Texas, that you designate as your principal executive office. For example, disclose whether Mr. Mahoney, or any of the entities that he controls, owns this property and allows you to use it at no cost. Refer to Item 102 of Regulation S-K.

Directors and Executive Officers and Corporate Governance, page 22

10.   You state that none of the entities that represent Mr. Mahoney's outside business interests is a parent, subsidiary, or other affiliate of the registrant. Rule 261 of Regulation A, referring to Rule 405 of the Securities Act of 1933, however, defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. As such, it appears that you are affiliated with these entities by virtue of Mr. Mahoney's common ownership. Please revise or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Thomas DeNunzio
       V Financial Group, LLC